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October 15, 2025

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Industrial Applications and Services

Washington, DC 20549

Attention:	Mr. Conlon Danberg
Ms. Katherine Bagley

Re:	Origin Agritech Limited Comment Letter dated July 11, 2025 Amendment No. 1 to Registration Statement on Form F-3 Filed June 30, 2025 File No. 333-277955

Dear Mr. Danberg and Others:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 11, 2025 (“Comment Letter”), commenting on the filing of Amendment No. 1 to Registration Statement on Form F-3 (“Form F-3”) of Origin Agritech Limited (the “Company”), which was filed on June 30, 2025.

With this letter, the Company is filing Amendment No.2 to the Form F-3.

I am responding on behalf of the Company, as its United States counsel, to the Comment Letter. The response format sets forth the Staff comment followed by the Company response thereto.

Amendment No. 1 to Registration Statement on Form F-3 filed June 30, 2025 Cover Page

1.            We note your disclosure that "[t]he public company, Origin Agritech Limited, referred to as Origin Agritech, in which investors hold shares, is a holding company incorporated in the British Virgin Islands," and "[i]nvestors in our ordinary shares are purchasing an equity interest in a British Virgin Islands holding company, which in turn has equity interests in some of its subsidiaries in China and a contractual arrangements with owners of the VIEs through another entity." You also disclose that "[i]nvestors in the BVI holding company may never have a direct ownership interest in the part of the business that is conducted by the VIEs." Please revise to also disclose that you are not a Chinese operating company, and that investors may never hold equity interests in the Chinese operating company. Please also provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Securities and Exchange Commission

October 15, 2025

RESPONSE

The disclosure on the cover page of the prospectus has been modified to clarify that because the Company is a holding company, with the top holding company located in the British Virgin Islands with operations in the PRC, due to the possible ability of the PRC government to greatly influence or take over the owned subsidiaries in the PRC and the VIEs of the Company to be unenforceable, it is possible that investors in the Company may never hold the equity interests in the PRC located operating companies. There also has been added cross references to other discussion about the VIE arrangements of the Company in the prospectus on Form F-3 and the Annual Report on Form 20-F for the fiscal year ended September 30, 2024.

2.            We note your disclosure that "[w]e believe we have all required operational and securities issuance approvals to operate our business and to be able to issue securities to investors, based on our consultations with King & Wood Mallesons, our counsel in the PRC, and in particular the requirements to comply with the China Securities Regulatory Commission ('CSRC') and the Cyperspace Administration of China ('CAC')." Please file the consent of King & Wood Mallesons as an exhibit to your registration statement.

RESPONSE

There has been filed a consent of King & Wood Mallesons as an exhibit to the Form F-3 for the reference to their being named in the prospectus forming a part of the Form F-3.

Prospectus Summary

VIE Structure Evaluation, page 9

3.            Please revise your disclosure to describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements.

RESPONSE

The section “VIE Structure Evaluation” has been reviewed by PRC counsel to the Company, and updated for the changes in the contractual relationships that were made September 19, 2025.

Securities and Exchange Commission

October 15, 2025

Risk Factor Summary

Risks Relating to Doing Business in the PRC, page 16

4.            We note your disclosure that the summary risks "are discussed more fully in the section titled 'Item 3. Key Information – Item 3.D. Risk Factors' in [y]our 2023 Annual Report, which is incorporated in this prospectus by reference." Please revise to reference your most current annual report, and to the extent that any of the summary risk factors are included in this registration statement, please revise this section to include appropriate cross-references to the more detailed discussion of these risks in the prospectus.

RESPONSE

After consultation with the Staff, the Company has elected to remove the risk factors under the sub-heading “Risks relating to doing business in China” found on pages 19-23 of Amendment No. 1 to the Form F-3. We have retained the summary of risk factors and the section “General Market Oriented Risk Factors.”

*****

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Yan Weibin,
Chief Executive Officer